Filed pursuant to Rule 433 Registration No. 333-141071

Wachovia Corporation
$250,000,000 Fed Funds Open Floating Rate Notes due July 26, 2010

Issuer:	Wachovia Corporation
Principal Amount:	$250,000,000
Trade Date:	July 23, 2007
Settlement Date:	July 26, 2007
Maturity Date:	July 26, 2010
Interest Rate & Spread:	FED FUNDS OPEN plus 0.17%
Index Reset Frequency:	Daily
Payment Dates:	Quarterly on the 26th of January, April, July and October
First Payment Date:	October 26, 2007
Business Day Convention:	Modified Following Business Day (London & New York Business Days)
Index Definition:	TELERATE PG 5 FED FUNDS OPEN RATE (Garban Ltd. Open) on the
	Interest Reset Date. If the Fed Funds Open is not available on the
	Determination Date, the rate will be calculated by the Calculation Agent.
Day Count Basis:	Actual/ 360
Price to Public:	100.00%
Gross Spread:	0.25%
Gross Spread ($):	$625,000
Net Proceeds to Issuer:	$249,375,000
CUSIP / ISIN:	92976WBF2 / 92976WBF23
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$238,750,000
Co-Managers:	Jackson Securities, LLC	$3,750,000
	Muriel Siebert & Co., Inc.	$3,750,000
	Samuel A. Ramirez & Company, Inc.	$3,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.